NORTHANN CORP.

9820 Dino Drive, Suite 110

Elk Grove, CA 95624

September 8, 2023

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attn:	Beverly Singleton

Martin James

Alexander King

Geoff Kruczek

Re:	Northann Corp. (the “Company”) Amendment No. 3 to Registration Statement on Form S-1 Submitted September 5, 2023 File No. 333-273246

To whom it may concern:

This letter is in response to the letter dated September 7, 2023 from the staff (the “Staff”) of the U.S. Securities Exchange Commission (“SEC”) addressed to Northann Corp. (the “Company”, “we”, and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly. An amendment no. 4 to the registration statement on Form S-1 is being submitted to accompany this letter.

Amendment No. 3 to Form S-1 filed September 5, 2023

Exhibit 15.1, page i

1)	Please have your auditor revise its letter in lieu of consent for review report to refer to the correct date of its review report, which we note is August 24, 2023.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that the date of the review report has been updated to September 1, 2023 on page F-26 of amendment no. 4 to the registration statement on Form S-1.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Northann Corp.

/s/ Lin Li
Name:	Lin Li
Title:	Chief Executive Officer